SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Canadian National Railway Company
(Name of Issuer)

Common Shares, No Par Value
(Title of Class of Securities)

136375102
(CUSIP Number)

Mr. Christopher Hohn
TCI Fund Management Limited
7 Clifford St
London W1S 2FT, United Kingdom
44 20 7440 2330 with a copy to: Eleazer Klein, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2021
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 136375102	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON TCI Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,699,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,699,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,699,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 136375102	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Christopher Hohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,699,825
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,699,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 36,699,825
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 136375102	SCHEDULE 13D	Page 4 of 7 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby and amended and restated in its entirety as follows:

The 36,699,825 Shares reported herein as beneficially owned by the Reporting Persons were purchased using working capital of the TCI Funds and Accounts at an aggregate cost of approximately $3,512,062,825, excluding brokerage commissions.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 7, 2021, TCIF UK issued a press release (the “Press Release”) announcing that it retained Kingsdale Advisors to act as its strategic advisor and engage with the Company’s shareholders to halt the Company’s pursuit of KCS and to upgrade the Board who, among other things, will have the mandate to identify and appoint a new CEO. In the Press Release, TCIF UK stated its expectation to requisition a special meeting of the Company’s shareholders to nominate at least five new directors. A copy of the Press Release is filed herewith as Exhibit 4 and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5(a), (b), (c) and (d) of the Schedule 13D are hereby and amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 707,900,000 Shares outstanding which is the number of Shares reported to be outstanding as of July 20, 2021, as reported in the Company's Form 6-K filed with the Securities and Exchange Commission (the "SEC") on July 20, 2021.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 36,699,825 Shares, representing approximately 5.2% of the Shares outstanding.

TCIF UK is the investment manager of the TCI Funds and Accounts. Christopher Hohn is the Managing Director of TCIF UK. By reason of the provisions of Rule 13d-3 of the Act, Mr. Hohn may be deemed to beneficially own the Shares held by the TCI Funds and Accounts.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

CUSIP No. 136375102	SCHEDULE 13D	Page 5 of 7 Pages

(b) The Reporting Persons have shared voting and dispositive power over 36,699,825 Shares.

(c) Information concerning transactions in the Shares effected by the Reporting Persons since the filing of the Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 4:	Press Release.

CUSIP No. 136375102	SCHEDULE 13D	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

TCI Fund Management Limited

/s/ Christopher Hohn
Name: Christopher Hohn
Title: Managing Director

/s/ Christopher Hohn
Christopher Hohn

CUSIP No. 136375102	SCHEDULE 13D	Page 7 of 7 Pages

Schedule A

Transactions in the Shares of the Company Since the Filing of the Amendment No. 1

The following tables set forth all transactions in the Shares effected since the filing of the Amendment No. 1 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. The price reported in the column Price Per Share ($) is a weighted average price . These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

8/31/2021	10500	140.424	139.920 - 140.838	*
8/31/2021	16500	141.536	141.005 - 141.905	*
8/31/2021	24800	142.442	141.930 - 142.910	*
8/31/2021	36200	143.161	142.930 - 143.430	*

* Trades executed in Canadian dollars.

Exhibit 4

TCI Fund Management Limited Announces It Has Retained Kingsdale Advisors

to Halt Canadian National Railway’s Pursuit of Kansas City Southern and

Effect Value Creating Change

TCI Intends to requisition a meeting of CN shareholders and nominate up to five highly qualified and experienced director nominees

LONDON, Sept. 7, 2021 /PRNewswire/ -- Long-term shareholder TCI Fund Management Limited ("TCI") announces it has retained Kingsdale Advisors, North America’s leading strategic shareholder advisory and communications firm, to act as its strategic advisor and engage with Canadian National Railway’s (TSX: CNR) (NYSE: CNI) ("CN" or the "Corporation") shareholders to achieve TCI’s objectives of halting CN’s pursuit of Kansas City Southern (“KCS”) and upgrading the board of directors (the “Board”) who, among other things, will have a mandate to identify and appoint a new CEO.

Kingsdale Advisors will provide TCI with strategic advice, assist in engaging with shareholders, and, if CN continues to act in a manner that ignores the interest of shareholders and a proxy fight is required, Kingsdale Advisors will lead TCI’s campaign for positive change. Kingsdale Advisors has significant experience in the railroad industry having previously represented Bill Ackman in his successful campaign to change the board at Canadian Pacific Railway.

“We believe CN’s best days are ahead of it, provided the company immediately withdraws from its reckless, irresponsible, and value destructive pursuit of KCS,” said Chris Hohn, TCI Founder and Portfolio Manager. “The ‘copy-cat’ bid for KCS, combined with CN’s continued operational underperformance, make the case for change compelling and clear.”

“It is shocking to us that there is currently no-one on the Board who has had any meaningful outside involvement, background or training in the railroad industry. The bid for KCS exposed a basic misunderstanding of the industry and the regulatory environment. The CN Board must therefore take full responsibility for its egregious failure of oversight in sanctioning the bid. The Board has consistently misjudged the Surface Transportation Board (“STB”) and the predictions of the Board have been consistently wrong. The Board now lacks all credibility so new directors must be appointed that have more railroad experience and expertise. The CEO should also be replaced with a railroader that has a proven track record in order to create a much-needed culture of operational excellence.”

Mr Hohn also said, “Due to the urgency of these issues, we expect to requisition a special meeting of CN shareholders soon to nominate at least five new directors with a mandate to lead the Board in the process of selecting a new world class CEO with extensive experience of railroad operations to turn CN around. We believe the majority of CN shareholders share our vision and will support the actions and leadership changes we are recommending. We encourage CN to listen to its shareholders and engage with TCI constructively to help get CN back on track.”

TCI, through entities it manages, has been a shareholder of CN since 2018 and currently owns more than 5% of the shares outstanding, valued at $4 billion, and is committed to the long-term success of CN. TCI intends to submit a formal requisition to CN’s Board in due course for the purpose of calling a special meeting of shareholders to upgrade the Board by electing up to five new highly qualified and experienced nominees.

CN Shareholders Suffering from an Incompetent Board and Weak CEO

The bid for KCS reflects poorly on CN’s management and Board because it was obvious from the beginning that the bid would fail. It was a ‘copy-cat’ bid that reflected a defensive motivation and lack of strategic thinking. The STB’s new merger rules had never been tested so committing $2 billion of fees was irresponsible. Many other errors were made but continually arguing that parallel tracks do not compete with each other was disingenuous and unintelligent.

The opinion of the STB is clear: it does not want CN to buy KCS, so persisting in the face of explicit opposition from the STB and other government agencies would be negligent, hugely damaging to the reputation of CN, and potentially financially disastrous because it would expose the company to the risk of forced divestment and damaging remedies. It would also be a major distraction for management who should be focused on fixing the network.

CN’s Best Days Are Ahead

The good news is that CN owns the best rail network in North America so it does not need to acquire KCS to prosper. CN should also be the most efficient and fastest growing railroad in the industry, but change is needed to achieve this goal. History has shown that with the right leadership railroads can be fixed quickly. CN is no different. While the new Board will have the responsibility of selecting a new CEO, TCI has identified Jim Vena as the outstanding candidate for the position. Mr. Vena has a proven track record as an exceptional operator and his time at CN and Union Pacific demonstrate that he knows how to run a railroad successfully.

About TCI Fund Management

Founded in 2003 by Sir Christopher Hohn, TCI is a value orientated, fundamental investor which invests globally in strong businesses with sustainable competitive advantages. Using a private equity approach, TCI conducts deep fundamental research, constructively engages with management and adopts a long-term investment horizon. For more information on TCI and its ESG policy, visit www.tcifund.com/ESG

About Kingsdale Advisors

With offices in Toronto and New York, Kingsdale Advisors is the leading advisor to public companies on all shareholder, governance, and transaction related matters having acted on the largest and highest profile proxy fights, transactions, and other special situations. Since 2003, public companies across North America have looked to the expertise of Kingsdale Advisors to secure the success of transactions or resolutions driven by shareholder votes. Kingsdale Advisors' multidisciplinary team offers an array of specialized services focused on strategic and defensive advisory, governance advisory, compensation advisory, strategic communications, voting analytics, and creative services.

Contacts

Ian Robertson

President, Canada

Kingsdale Advisors
Direct: 416-867-2333

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com

TCI Media Contacts:

ASC Advisors, New York

Steve Bruce: Sbruce@ascadvisors.com

Taylor Ingraham: tingraham@ascadvisors.com

203 992 1230

SOURCE TCI Fund Management Limited